Exhibit 21

LEE ENTERPRISES, INCORPORATED

AND SUBSIDIARIES

SUBSIDIARIES AND ASSOCIATED COMPANIES

	State of Organization	Percentage of Voting Securities Owned

Lee Enterprises, Incorporated	Delaware	Parent
Lee Publications, Inc.	Delaware	100%
Accudata, Inc.	Iowa	100%
INN Partners, L.C. d/b/a TownNews.com	Iowa	81%
Lee Procurement Solutions Co.	Iowa	100%
Sioux City Newspapers, Inc.	Iowa	100%
Target Marketing Systems, Inc.	Iowa	100%
Journal-Star Printing Co.	Nebraska	100%
K. Falls Basin Publishing, Inc.	Oregon	100%
Lee Consolidated Holdings Co.	South Dakota	100%
LINT Co.	South Dakota	100%
Madison Newspapers, Inc.	Wisconsin	50%